Exhibit 10.2

AMENDMENT ONE TO SECOND AMENDED AND RESTATED
AGENTED CREDIT AGREEMENT

This Amendment One to Second Amended and Restated Agented Credit Agreement ("Amendment") is dated effective October 25, 2007, among **ORCHIDS PAPER PRODUCTS COMPANY**, a Delaware corporation ("Borrower"), and **BANK OF OKLAHOMA, N.A.** ("BOK"), **BANCFIRST**, and **COMMERCE BANK, N.A.** (individually a "Bank" and collectively the "Banks"), and **BANK OF OKLAHOMA, N.A.**, as agent for the Banks hereunder (in such capacity, "Agent").

RECITALS

A. Reference is made to the Second Amended and Restated Agented Credit Agreement by and among Borrower, Banks and Agent, dated April 9, 2007, pursuant to which currently exists (i) a term loan in the original principal amount of $10,000,000; (ii) a term loan in the original principal amount of $16,500,000; (iii) a $6,000,000 revolving line of credit; and (iv) a construction loan in the original principal amount of $3,000,000. Terms used herein shall have the meanings given in the Credit Agreement, unless otherwise defined herein.

B. Borrower has requested that Banks modify the definition of EBITDA to include non-cash stock option expenses; and Banks have agreed to Borrower's request, subject to the terms and conditions of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the representations and warranties contained herein and for valuable consideration received, the parties agree to the following:

1. Amendments to the Credit Agreement. The Credit Agreement is hereby amended as follows:

1.1. Section 1.27 (EBITDA) is hereby deleted and replaced with the following:

"1.27. 'EBITDA' shall mean net income plus (i) interest expense, (ii) depreciation, depletion, obsolescence and amortization of property, (iii) capitalized lease expense, (iv) tax expense, and (v) non-cash stock option expense, all determined in accordance with GAAP, and for a particular period."

2. Conditions Precedent. This Amendment and each Bank's commitments hereunder are conditioned upon satisfaction of the following at or before closing.

2.1. Borrower shall execute and deliver to Banks this Amendment.

2.2. Borrower shall provide any and all documents, agreements and instruments related to this transaction, reasonably requested by the Banks.

3. <u>Borrower Ratification</u>. Borrower hereby ratifies and confirms the Credit Agreement, and all instruments, documents and/or agreements executed and/or delivered by Borrower to Bank in connection therewith, and represents to Banks that: (i) the Loan Documents remain in full force and effect; (ii) all representations and warranties made thereunder are true and correct as of the date hereof; and (iii) no Event of Default exists or will result from the execution of this Amendment.

4. <u>Governing Law and Binding Effect</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of Oklahoma, and shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns.

5. <u>Costs, Expenses and Fees</u>. Borrower agrees to pay all costs, expenses and fees incurred by the Banks or otherwise in connection herewith, including, without limitation, all reasonable attorney fees, costs and expenses of Riggs, Abney, Neal, Turpen, Orbison & Lewis.

6. <u>Multiple Counterparts</u>. This Amendment may be executed in any number of counterparts, and all the counterparts taken together shall be deemed to constitute one and the same instrument.

7. <u>Further Assurances</u>. Borrower will immediately execute and deliver to the Banks upon request all such other and further instruments as may be required or desired by the Banks from time to time in compliance with or in accomplishment of the covenants and agreements of Borrower made in this Amendment and such other instruments and documents referred to or mentioned herein, all as may be necessary or appropriate in connection therewith.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed.

"Borrower"

ORCHIDS PAPER PRODUCTS COMPANY

By   /s/ Keith R. Schroeder
      Keith R. Schroeder, Chief Financial Officer

"Banks"

BANK OF OKLAHOMA, N.A., as a Bank and Agent

By   /s/ Dan Hughes
       Dan Hughes, Senior Vice President

BANCFIRST

By /s/ Elisabeth F. Blue

Elisabeth F. Blue, Executive Vice President

COMMERCE BANK, N.A.

By   /s/ Dennis R. Block
      Dennis R. Block, Senior Vice President